Sutor Technology Group Limited

No 8, Huaye Road

Dongbang Industrial Park

Changshu, Jiangsu 215534

People’s Republic of China

March 13, 2015

By EDGAR Transmission

Mr. Kevin Stertzel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Sutor Technology Group LTD

Form 10-K for Fiscal Year Ended June 30, 2014

Filed December 15, 2014

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Filed December 15, 2014

Response Letter Dated February 13, 2015

File No. 1-33959

Dear Mr. Stertzel:

On behalf of Sutor Technology Group Limited (“Sutor” or the “Company”), we hereby submit the Company’s responses to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 27, 2015 (the “Comment Letter”). For the convenience of the Staff, the Staff’s comment is included and is followed by the response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Form 10-Q for Fiscal Quarter Ended December 31, 2014

Condensed Consolidated Balance Sheets, page F-1

1. We note your sales for the six month period ended December 31, 2014 and the balance of “Advances to suppliers, related parties” that you continue to reflect as a current asset on your balance sheet. Based on your sales to date, it appears you should reflect the portion of this asset which will not be used or realized in the next twelve months as a non-current asset. Please revise your presentation or otherwise provide us with your analysis and basis for concluding that these advances should be reflected as a current asset.

SUTOR RESPONSE: We have revised our balance sheet as of December 31, 2014 as set forth below in accordance with the comment of the Staff. As we verbally indicated to the Staff, in our quarterly report on Form 10-Q for the period ending March 31, 2015, we will reclassify the portion of “advances to suppliers, related parties” and present it into non-current asset if it cannot be used or realized in the next twelve months.

	December 31,	June 30,
	2014	2014

ASSETS
Current Assets:
Cash and cash equivalents	$3,307,151	$12,178,225
Restricted cash	-	60,860,255
Short-term investments	-	3,248,652
Trade accounts and notes receivable, unrelated parties, net	5,325,628	6,331,702
Trade accounts and notes receivable, related parties, net	40,105,863	16,149,269
Notes receivable	10,030,830	194,919
Other receivables and prepayment, unrelated parties	2,215,777	1,875,785
Other receivables, related parties	406,245	405,558
Advances to suppliers, unrelated parties, net	8,704,548	8,645,751
Advances to suppliers, related parties, net	275,880,702	286,085,768
Inventory, net	29,141,842	78,277,682
Current deferred tax assets	2,873,476	1,507,840
Total Current Assets	377,992,062	475,761,406
Non-current Assets:
Advances for purchase of long term assets	85,385	85,241
Long-term advances to suppliers, related parties, net	32,011,611	-
Property, plant and equipment, net	82,714,923	87,121,382
Intangible assets, net	3,531,438	3,568,855
Long-term investments	1,817,805	1,814,734
Total Non-current Assets	120,161,162	92,590,212
TOTAL ASSETS	$498,153,224	$568,351,618

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Short-term loans, unrelated parties	$202,865,133	$139,223,123
Long-term loans, current portion, unrelated parties	-	-
Accounts payable, unrelated parties	5,072,840	5,843,599
Accounts payable, related parties	351,448	-
Notes payable	1,663,104	136,274,446
Other payables and accrued expenses, unrelated parties	15,812,163	4,613,201
Other payables and accrued expenses, related parties	3,200,839	3,110,196
Advances from customers, unrelated parties	8,999,245	7,917,111
Advances from customers, related parties	8,382,043	15,114,353
Warrant liabilities	138	866
Total Current Liabilities	246,346,953	312,096,895
Non-current Liabilities:
Long-term loans, unrelated parties	2,859,995	2,859,995
Long-term loans, related parties	8,182,018	8,182,018
Total Non-current Liabilities	11,042,013	11,042,013
Total Liabilities	257,388,966	323,138,908

Stockholders' Equity
Common stock	42,252	42,252
Additional paid-in capital	43,788,093	43,652,089
Statutory reserves	22,725,841	22,725,841
Retained earnings	132,016,722	137,081,594
Accumulated other comprehensive income	42,842,859	42,362,443
Less: Treasury stock	(651,509)	(651,509)
Total Stockholders' Equity	240,764,258	245,212,710
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$498,153,224	$568,351,618

[Signature Page Follows]

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Qixiang Sun, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel at (202) 663-8349.

Sincerely,

SUTOR TECHNOLOGY GROUP LIMITED

By: /s/ Jun Xu

Jun Xu

Chief Financial Officer